A.G.P./Alliance Global Partners

590 Madison Avenue

New York, NY 10022

February 14, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Enservco Corporation
Registration Statement on Form S-1
File No. 333-269265
Request for Acceleration

Ladies and Gentlemen:

A.G.P./Alliance Global Partners (“A.G.P.”), as placement agent for the referenced offering, hereby concurs in the request by Enservco Corporation (the “Company”) that the effective date of the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on February 14, 2023, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Maslon LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that A.G.P. will take reasonable steps to secure adequate distribution of the preliminary prospectus to prospective dealers, institutional investors, retail investors, and others, prior to the requested effective time of the Registration Statement.

A.G.P. affirms that it is aware of its responsibilities under, and confirms that it is complying with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

[Signature page follows]

Very truly yours, A.G.P./Alliance Global Partners By: /s/ Thomas J. Higgins Name: Thomas J. Higgins Title: Managing Director, Investment Banking